Exhibit 99.1

September 5, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by CTW Cayman of its Form 6-K dated September 5, 2025. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of CTW Cayman contained therein.

Very truly yours,

/s/ YCM CPA INC.

YCM CPA INC.